United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 12b-25
Notification of Late Filing
(Amendment No. 0)*

OMB Number 3235-0058	SEC File Number 000-21513	CUSIP Number 233377407

(Check one):	√	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:		December 31, 2017
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

DXP ENTERPRISES INC.
Full Name of Registrant

N.A.
Former Name if Applicable

7272 Pinemont Drive
Address of Principal Executive Office (Street and Number)

Houston, TX 77040
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)
√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

DXP Enterprises, Inc. (the “Company”) will be delayed in the filing of the 2017 Annual Report on Form 10-K due to additional work being done in connection with our year-end audit.  Thus, the Company will be unable to file the periodic report in a timely manner without unreasonable expense or effort. The Company expects to be able to file the Form 10-K for the year ended December 31, 2017 within the allotted extension time.

Part IV - Other Information

1.	Name and telephone number of person to contact in regard to this notification

Kent Yee	713	996-4700
(Name)	(Area Code)	(Telephone Number)

2.
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes	√	No

3.
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report revenue growth of approximately 7% or $1.0 billion for the fiscal year ended December 31, 2017 as compared to the fiscal year ended December 31, 2016, on a same-store basis and will report positive earnings per share for the full year and fourth quarter ending December 31, 2017.  The Company expects to file its Annual Report on form 10-K with its audited financial statements, no later than April 2, 2017.

DXP Enterprises, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 12, 2018	By:	/s/ Kent Yee
Name: Kent Yee
Title: Senior Vice President and CFO